EXHIBIT 99.12

Press Release

Aviation: Total and Gaussin Developing

World’s 1st Full Electric Aircraft Refueller Transporter

Paris / Héricourt, May 25 2020 08h00 CEST – Gaussin and Total are jointly developing the world’s first full electric ART® (Aircraft Refueller Transporter). Planned for the Airbus industrial site in Toulouse, this prototype will be capable of towing two fuel tankers, with a fuel capacity of 30 tons each. Delivery is expected at the end of 2020.

This partnership between Gaussin and Total will be drawing on the 40 years of know-how of Saft (a subsidiary of Total) in designing and producing batteries for electric & hybrid commercial and industrial vehicles. Saft will provide the lithium-ion batteries for this future fleet. The batteries will be entirely developed and manufactured at Saft’s facilities in Nersac and Bordeaux in the Nouvelle-Aquitaine region of France.

This first firm order will enable Gaussin to expand its offering on the electric vehicles market and Total to provide a solution adapted to the refueling business. It also paves the way for the development of a fleet of innovative vehicles, specifically dedicated to aviation.

With this development, Total illustrates its commitment to reduce its carbon footprint on the airport platforms it supplies and operates, alongside its customers and partners. Together with society, Total shares the ambition of becoming carbon neutral by 2050 for all of its activities, from its production to the use of the energy products sold to its customers.

Electric Aircraft Refueller Transporter , equipped with two 30 tons fuel tanks (artist rendering – courtesy of Gaussin)

About Total

Total is a broad energy Group that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Aviation at Total

Total one of the world’s biggest suppliers of aviation fuel, in France, in Europe and Africa. General aviation, business aviation, airports and airlines: each and every one of those customers receives a personal service offer tailored to its needs. In the world, Total supplies 280 airlines in 300 airports around the world.

aviation.total.com / aviation.total.fr

About Gaussin

GAUSSIN is an engineering company that designs, assembles and sells innovative products and services in the transport and logistics field. Its know-how encompasses cargo and passenger transport, autonomous technologies allowing for self-driving solutions such as Automotive Guided Vehicles, and the integration of all types of batteries, particularly electric and hydrogen fuel cells. With more than 50,000 vehicles worldwide, Gaussin enjoys a strong reputation in four fast-expanding markets: port terminals, airports, logistics and people mobility. The group has formed strategic partnerships with major global players in order to accelerate its market penetration: Siemens Logistics in the airport field, Bolloré Ports and ST Engineering in ports, UPS in logistics and Bluebus for people mobility.

In October 2019, the Group won the World Challenge for Self-Driving Transport in the Leading Company Category, Best Energy and Environmental Sustainability.

Gaussin has been listed on Euronext Growth in Paris since 2010 (EURONEXT GROWTH – FR0013495298).

More information on www.gaussin.com.

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Contacts

TOTAL

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

SAFT

Media Relations: Karen hollington | karen.hollington@saftbatteries.com | +33(0)1.58.63.16.60

GAUSSIN

GAUSSIN Medias & Investors Relations: Christophe Gaussin | invest@gaussin.com | +33(0)3.84.46.13.45

NewCap Medias & Investors Relations: Dusan Oresansky / Mathilde Bohin | gaussin@newcap.eu | +33(0)1.44.71.94.92

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.